SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                     No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

The poll results of the annual general meeting for the year 2015 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 18, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
FOR THE YEAR 2015

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	All the proposed resolutions were approved at the AGM.

I.	CONVENING AND ATTENDANCE OF THE AGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or “Company”) held its annual general meeting for the year 2015 (“AGM”) at Swissotel Beijing, Hong KONG Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Wednesday, 18 May 2016.

1. Number of attending shareholders and authorised proxies	53
of which: A shares	49
H shares	4
2. Total number of valid voting shares held by the attending shareholders or proxies	96,752,584,070
of which: A shares	85,893,185,837
H shares	10,859,398,233

3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)	79.9137833%
of which: A shares (%)	70.9443526%
H shares (%)	8.9694307%

As at the share registration date (18 April 2016), the total number of shares in issue of the Company is 121,071,209,646 shares. The total number of shares of the Company entitling the holders to attend and vote on the resolutions at the AGM is 121,071,209,646 shares. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the AGM. No shareholders of Sinopec Corp. are required under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circular of Sinopec Corp. dated 29 March 2016 to vote against or to abstain from voting on any of the resolutions at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (“Board”). Mr. Wang Yupu, Chairman of the Board, did not attend the AGM due to official duties. Recommended by more than half of all Directors, Mr. Li Chuanguang, Director, chaired the AGM. The Company has 12 directors and 7 supervisors as of the time of the AGM. Mr. Li Chuanguang, Mr. Zhang Haichao, Mr. Ma Yongsheng, all as directors, attended the AGM; Mr. Wang Yupu, Chairman of the Board, Mr. Dai Houliang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Jiao Fangzheng, all as directors, Mr. Jiang Xiaoming, Mr. Andrew Y. Yan, Mr. Tang Min and Mr. Fan Gang, all as independent non-executive Directors, did not attend the AGM due to official duties. Mr. Liu Yun, Chairman of the Board of Supervisors of Sinopec Corp., Mr. Zhou Hengyou and Mr. Yu Renming, both as supervisors, attended the AGM. Mr. Liu Zhongyun, Mr. Zou Huiping, Mr. Jiang Zhenying and Mr. Wang Yajun, all as supervisors, did not attend the AGM due to official duties. Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the AGM. Vice President Mr. Chang Zhenyong and Chief Financial Officer Ms. Wen Dongfen were present at the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (“PRC”) and the articles of association of Sinopec Corp. (“Articles of Association”).

II.	Consideration of the resolutions

The following resolutions were approved at the AGM by way of non-cumulative voting:

1.	To consider and approve the Report of the Board for the year 2015

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,893,082,137	99.999914	74,100	0.000086
H Share	10,849,898,433	99.992658	796,700	0.007342
Total	96,742,980,570	99.999100	870,800	0.000900

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2015

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,893,062,037	99.999890	94,200	0.000110
H Share	10,849,944,233	99.992822	778,900	0.007178
Total	96,743,006,270	99.999098	873,100	0.000902

3.	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2015

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,893,072,137	99.999902	84,100	0.000098
H Share	10,808,564,333	99.994299	616,200	0.005701
Total	96,701,636,470	99.999276	700,300	0.000724

4.	To consider and approve the profit distribution plan for the year ended 31 December 2015

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,893,110,537	99.999912	75,300	0.000088
H Share	10,857,181,233	99.983744	1,765,200	0.016256
Total	96,750,291,770	99.998098	1,840,500	0.001902

5.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and overseas external auditors of Sinopec Corp. for the year 2016, respectively, and to authorise the Board to determine their remunerations

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,893,052,037	99.999902	84,200	0.000098
H Share	10,850,625,842	99.919218	8,772,391	0.080782
Total	96,743,677,879	99.990846	8,856,591	0.009154

6.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2016

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,893,111,537	99.999913	74,300	0.000087
H Share	10,857,480,433	99.986117	1,507,600	0.013883
Total	96,750,591,970	99.998365	1,581,900	0.001635

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s)

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,866,318,827	99.968732	26,857,010	0.031268
H Share	4,584,062,940	44.577715	5,699,243,193	55.422285
Total	90,450,381,767	94.046257	5,726,100,203	5.953743

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:

	For		Against
Shareholder category	Number of votes	(%)	Number of votes	(%)
A Share	85,859,489,627	99.960839	33,636,210	0.039161
H Share	2,397,490,757	22.087010	8,457,264,176	77.912990
Total	88,256,980,384	91.223683	8,490,900,386	8.776317

III.	Witness by lawyers

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (“Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting result at the AGM was valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of voting at the AGM.

IV.	Documents for inspection

1.	The Resolutions passed at the AGM;

2.	The Legal Opinion.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
18 May 2016

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: May 19, 2016